[redacted]

AB 2/9/06 2/7/06 SS

SEC MAIL RECEIVED PROCESSING JAN 24 2006 WASH, D.C. 213 SECTION

SECURITIE ... ON
V

06001820

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SEC FILE NUMBER
8- 129

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/04 (MM/DD/YY) AND ENDING 11/25/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goldman, Sachs & Co.

OFFICIAL USE ONLY
13-5108880
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Broad Street
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph Silva (212) 357-8710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 13 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 20, 2006

State of New York
ss:
County of New York

We, the undersigned, Managing Directors of Goldman, Sachs & Co., affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to the firm of Goldman, Sachs & Co. as of November 25, 2005, are true and correct. We further affirm that, as of November 25, 2005, neither the partnership nor any Executive Officer (defined for purposes of this oath as members of the Board of Directors, members of the Management Committee, executive officers, and Chief Accounting Officer) had any proprietary interest in any account classified solely as that of a customer except as follows:

> Payables to customers and counterparties includes $25,807,528 payable to Executive Officers. Additionally, the account balances of certain affiliates are included in receivables from customers and counterparties or payables to customers and counterparties for purposes of financial presentation.

In addition, pursuant to New York Stock Exchange Rule 418, we affirm that the attached consolidated financial statements and supplemental schedules as of November 25, 2005, have been or will be made available to Executive Officers of the firm.

David A. Viniar
Managing Director

Sarah Smith
Managing Director

Patricia E. Knudsen

Subscribed and sworn before me;

This 20th day of January 2006

Patricia E. Knudsen
Notary Public, State of New York
No. 01KN4728055
Commission Expires May 30, 2007

LETTER OF ATTESTATION

January 20, 2006

I, the undersigned, hereby certify that, to the best of my knowledge and belief, the accompanying Financial Report for the month/quarter/year (circle as appropriate) ending November 25, 2005, submitted pursuant to the requirements of the Chicago Board of Trade, presents fairly and accurately in all material respects the financial condition of:

Goldman, Sachs & Co. (Name of Firm)

I further certify that a copy of the accompanying Financial Report has been made available to: (a) each member of the Chicago Board of Trade whose membership is registered for the firm; (b) each individual designated by the firm in accordance with CBOT Regulation 230.03(a); and (c) each general partner in the case of the partnership.

(Signature)

David A. Viniar, Managing Director (Type Name and Title)

NOTE: This Letter of Attestation must be signed by the Chief Financial Officer, or the person who has these responsibilities. If a partnership, the signatory must also be a general partner.

The firm submitting this Form and its attachments and the person whose signature appears above represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute a felony under the Commodity Exchange Act (Sec 7 U.S.C. § 13) as well as a violation of Exchange Rules and Regulations.

SEC MAIL PROCESSING
RECEIVED
JAN 24 2006
WASH, D.C.
213
SECTION

GOLDMAN, SACHS & CO. and SUBSIDIARIES

Consolidated Statement
of
Financial Condition
As of November 25, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

SEC MAIL RECEIVED PROCESSING
JAN 2 4 2006
WASH. D.C. 213 SECTION

Report of Independent Auditors

To the Partners of
Goldman, Sachs & Co.

In our opinion, the accompanying consolidated statement of financial condition present fairly, in all material respects, the financial position of Goldman, Sachs & Co. and its subsidiaries (the "Firm") at November 25, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 20, 2006

GOLDMAN, SACHS & CO. and SUBSIDIARIES

CONSOLIDATED STATEMENT of FINANCIAL CONDITION

As of November 25, 2005
(in thousands)

Assets

Cash and cash equivalents	$ 7,376,930
Cash and securities segregated in compliance with federal and other regulations	35,676,809
Receivables from brokers, dealers and clearing organizations	9,648,246
Receivables from customers and counterparties	14,642,116
Securities borrowed	243,928,639
Securities purchased under agreements to resell	52,886,906
Financial instruments owned, at fair value	82,993,489
Financial instruments owned and pledged as collateral, at fair value	23,361,402
Total financial instruments owned, at fair value	106,354,891
Other assets	5,357,602
Total assets	$ 475,872,139

Liabilities and Partners' Capital

Short-term borrowings	$ 42,888,616
Payables to brokers, dealers and clearing organizations	10,833,266
Payables to customers and counterparties	90,458,341
Securities loaned	134,422,313
Securities sold under agreements to repurchase	118,153,107
Financial instruments sold, but not yet purchased, at fair value	54,946,208
Other liabilities and accrued expenses	5,303,491
Long-term borrowings	1,830,898
	458,836,240
Commitments, contingencies and guarantees	
Subordinated borrowings	12,500,000
Partners' capital	
Partners' capital	4,526,743
Accumulated other comprehensive income	9,156
Total partners' capital	4,535,899
Total liabilities and partners' capital	$ 475,872,139

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1. Description of Business

Goldman, Sachs & Co. (GS&Co.), a limited partnership registered as a U.S. broker-dealer and futures commission merchant, together with its consolidated subsidiaries (collectively, the firm), is a subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm is a leading investment banking, securities and investment management firm that provides a wide range of services worldwide to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.

The firm's activities are as follows:

- **Investment Banking.** The firm provides a broad range of investment banking services to a diverse group of corporations, financial institutions, governments and individuals.

- **Trading.** The firm facilitates customer transactions with a diverse group of corporations, financial institutions, governments and individuals and takes proprietary positions through market making in, trading of and investing in fixed income and equity products, currencies, and derivatives on such products.

- **Asset Management and Securities Services.** The firm provides investment advisory and financial planning services and offers investment products across all major asset classes to a diverse group of institutions and individuals worldwide, and provides prime brokerage services, financing services and securities lending services to mutual funds, pension funds, hedge funds, foundations, and high-net-worth individuals worldwide.

Note 2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill, the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

The consolidated statement of financial condition includes the accounts of GS&Co. and all other entities in which the firm has a controlling financial interest. All material intercompany transactions and balances have been eliminated.

The firm determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity, a variable interest entity (VIE) or a qualifying special-purpose entity (QSPE) under generally accepted accounting principles.

Voting Interest Entities. Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the obligation to absorb losses, the right to receive residual returns and the right to make decisions about the entity's activities. Voting interest entities are consolidated in accordance with Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements," as amended. ARB No. 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest. Accordingly, the firm consolidates voting interest entities in which it has a majority of a voting interest.

Variable Interest Entities. VIEs are entities that lack one or more of the characteristics of a voting interest entity. A controlling financial interest in a VIE is present when an enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both. The enterprise with a controlling financial interest, known as the primary beneficiary, consolidates the VIE. In accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46-R, "Consolidation of Variable Interest Entities," the firm consolidates all VIEs of which it is the primary beneficiary.

The firm determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE that includes a review of, among other factors, its capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the firm performs a quantitative analysis. For purposes of allocating a VIE's expected losses and expected residual returns to its variable interest holders, the firm utilizes the "top down" method. Under that method, the firm calculates its share of the VIE's expected losses and expected residual returns using the specific cash flows that would be allocated to it, based on contractual arrangements and/or the firm's position in the capital structure of the VIE, under various probability-weighted scenarios.

QSPEs. QSPEs are passive entities that are commonly used in mortgage and other securitization transactions. Statement of Financial Accounting Standards (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," sets forth the criteria an entity must satisfy to be a QSPE. These criteria include the types of assets a QSPE may hold, limits on asset sales, the use of derivatives and financial guarantees, and the level of discretion a servicer may exercise in attempting to collect receivables. These criteria may require management to make judgments about complex matters, including whether a derivative is considered passive and the degree of discretion a servicer may exercise. In accordance with SFAS No. 140 and FIN No. 46-R, the firm does not consolidate QSPEs.

Equity-Method Investments. When the firm does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally defined as owning a voting interest of 20% to 50%) and has an interest in common stock or in-substance common stock, the firm accounts for its interest in accordance with the equity method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock."

Other. If the firm does not consolidate an entity or apply the equity method of accounting, the firm accounts for its investment at fair value.

Unless otherwise stated herein, all references to November 2005 refer to the firm's fiscal year ended, or the date, as the context requires, November 25, 2005.

Repurchase Agreements and Collateralized Financing Arrangements. Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade foreign sovereign obligations, represent short-term collateralized financing transactions and are carried in the consolidated statement of financial condition at their contractual amounts plus accrued interest. These amounts are presented on a net-by-counterparty basis when the requirements of FIN No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements," or FIN No. 39, "Offsetting of Amounts Related to Certain Contracts" are satisfied. The firm receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, monitors the market value of these securities on a daily basis and delivers or obtains additional collateral as appropriate.

Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. These transactions are generally collateralized by cash, securities or letters of credit. The firm receives securities borrowed, makes delivery of securities loaned, monitors the market value of securities borrowed and loaned, and delivers or obtains additional collateral as appropriate.

Financial Instruments. "Total financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reflected in the consolidated statement of financial condition on a trade date basis and consist of financial instruments carried at fair value or amounts that approximate fair value. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

In determining fair value, the firm separates its financial instruments into two categories -- cash (i.e., nonderivative) trading instruments and derivative contracts.

Cash Trading Instruments. Fair values of the firm's cash trading instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued in this manner include U.S. government and agency securities, other sovereign government obligations, liquid mortgage products, investment-grade corporate bonds, listed equities, money market securities, state, municipal and provincial obligations.

Certain cash trading instruments trade infrequently and have little or no price transparency. Such instruments may include certain high-yield and distressed debt. The firm values these instruments initially at cost and generally does not adjust valuations unless there is substantive evidence supporting a change in the value of the underlying instrument or valuation assumptions (such as similar market transactions, changes in financial ratios or changes in the credit ratings of the underlying companies). Where there is evidence supporting a change in the value, the firm uses valuation methodologies such as the present value of known or estimated cash flows.

Cash trading instruments owned by the firm (long positions) are marked to bid prices and instruments sold but not yet purchased (short positions) are marked to offer prices. If liquidating a position is expected to affect its prevailing market price, the valuation is adjusted generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine this adjustment.

Derivative Contracts. Fair values of the firm's derivative contracts consist of exchange-traded and over-the-counter (OTC) derivatives and are reflected net of cash that the firm has paid and received (for example, option premiums or cash paid or received pursuant to credit support agreements). Fair values of the firm's exchange-traded derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. The firm uses a variety of valuation models including the present value of known or estimated cash flows and option-pricing models. The valuation models used to derive the fair values of the firm's OTC derivatives require inputs including contractual terms, market prices, yield curves, credit curves, measures of volatility, prepayment rates and correlations of such inputs. The selection of a model to value an OTC derivative depends upon the contractual terms of, and specific risks inherent in, the instrument as well as the availability of pricing information in the market. The firm generally uses similar models to value similar instruments. Where possible, the firm verifies the values produced by its pricing models to market transactions. For OTC derivatives that trade in liquid markets, such as generic forwards, swaps and options, model selection does not involve significant judgment because market prices are readily available. For OTC derivatives that trade in less liquid markets, model selection requires more judgment because such instruments tend to be more complex and pricing information is less available in these markets. As markets continue to develop and more pricing information becomes available, the firm continues to review and refine the models it uses.

When appropriate, valuations are adjusted to reflect various factors such as liquidity, bid/offer spreads and credit considerations. These adjustments are generally based on market evidence or predetermined policies. In certain circumstances, such as for highly illiquid positions, management's estimates are used to determine these adjustments.

In general, transfers of financial assets are accounted for as sales under SFAS No. 140 when the firm has relinquished control over the transferred assets.

Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.

Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment, net of accumulated depreciation and amortization, are included in "Other assets" in the consolidated statement of financial condition.

Property and equipment placed in service prior to December 1, 2001 are depreciated under the accelerated cost recovery method. Property and equipment placed in service on or after December 1, 2001 are depreciated on a straight-line basis over the useful life of the asset. Leasehold improvements for which the useful life of the improvement is shorter than the term of the lease are amortized under the accelerated cost recovery method if placed in service prior to December 1, 2001. All other leasehold improvements are amortized straight line over the useful life of the improvement or the term of the lease, whichever is shorter. Certain costs of software developed or obtained for internal use are amortized on a straight-line basis over the useful life of the software.

Property, leasehold improvements and equipment are tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the expected undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value.

Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statement of financial condition.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the firm's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm also continues to be subject to taxes in foreign jurisdictions on certain of its operations. Upon its election to be taxed as a corporation, the firm recognized a deferred tax benefit related to the revaluation of net deferred assets recorded as a partnership.

The firm's tax assets and liabilities are presented as a component of "Other assets" and "Other liabilities and accrued expenses," respectively, in the consolidated statement of financial condition. Tax provisions are computed in accordance with SFAS No. 109, "Accounting for Income Taxes." Contingent liabilities related to income taxes are recorded when the criteria for loss recognition under SFAS No. 5, "Accounting for Contingencies," as amended, have been met.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of its trading, financing and general operations. In addition, certain revenue and expense amounts have been allocated to and from Group Inc. and affiliates.

Amounts outstanding to/from such affiliates are reflected in the consolidated statement of financial condition as set forth below (in millions):

Assets	
Receivables from brokers, dealers and clearing organizations	$ 3,683
Receivables from customers and counterparties	471
Securities borrowed	71,789
Securities purchased under agreements to resell	9,149
Financial instruments owned, at fair value (derivatives)	2,244
Other assets	2,772
Liabilities	
Short-term borrowings	$40,749
Payables to brokers, dealers and clearing organizations	6,285
Payables to customers and counterparties	6,303
Securities loaned	130,749
Securities sold under agreements to repurchase	24,344
Financial instruments sold, but not yet purchased, at fair value (derivatives)	2,280
Long-term borrowings	1,400
Subordinated borrowings	12,500

The firm, from time to time, makes markets in debt issued by Group Inc. and certain affiliates. Included in "Total financial instruments owned, at fair value" are $1.0 billion of such issuances.

Cash and Cash Equivalents

The firm defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business.

Note 3. Financial Instruments

Fair Value of Financial Instruments

The following table sets forth the firm's financial instruments owned, at fair value, including those pledged as collateral, and financial instruments sold, but not yet purchased, at fair value (in millions):

	As of November 2005	
	Assets	Liabilities
Commercial paper, certificates of deposit, time deposits and other money market instruments	$ 6,735	$ -
U.S. government, federal agency and sovereign obligations	44,800	29,857
Corporate and other debt obligations	22,314	4,259
Mortgage whole loans and collateralized debt obligations	9,186	198
Investment-grade corporate bonds	7,209	2,419
High-yield securities	4,065	1,505
Preferred stock	995	67
Other	859	70
	22,314	4,259
Equities and convertible debentures	22,171	13,426
State, municipal and provincial obligations	2,191	27
Derivative contracts	7,787	7,377
Other	357	-
Total	$106,355	$ 54,950

Credit Concentrations

Credit concentrations may arise from trading, underwriting and securities borrowing activities and may be impacted by changes in economic, industry or political factors. As of November 2005, the firm held U.S. government and federal agency obligations that represented 9% of the firm's total assets. In addition, most of the firm's securities purchased under agreements to resell are collateralized by U.S. government, federal agency and other sovereign obligations. As of November 2005, the firm did not have credit exposure to any other counterparty that exceeded 5% of the firm's total assets.

Derivative Activities

Derivative contracts are instruments, such as futures, forwards, swaps or option contracts that derive their value from underlying assets, indices, reference rates or a combination of these factors. Derivative instruments may be privately negotiated contracts, which are often referred to as OTC derivatives, or they may be listed and traded on an exchange. Derivatives may involve future commitments to purchase or sell financial instruments, or to exchange currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, securities, currencies or indices.

Certain cash instruments, such as mortgage-backed securities, interest-only and principal-only obligations, and indexed debt instruments, are not considered derivatives even though their values or contractually required cash flows are derived from the price of some other security or index.

Substantially all of the firm's derivative transactions are entered into for trading purposes, to facilitate customer transactions, to take proprietary positions or as a means of risk management. Risk exposures are managed through diversification, by controlling position sizes and by establishing hedges in related securities or derivatives. For example, the firm may hedge a portfolio of common stock by taking an offsetting position in a related equity-index futures contract.

Fair values of the firm's derivative contracts are reflected net of cash paid or received pursuant to credit support agreements and are reported on a net-by-counterparty basis in the firm's consolidated statement of financial condition when management believes a legal right of setoff exists under an enforceable netting agreement. The fair value of derivative financial instruments, computed in accordance with the firm's netting policy, is set forth below (in millions):

	As of November 2005	
	Assets	Liabilities
Forward settlement contracts	$3,627	$ 3,708
Swap agreements	930	912
Option contracts	3,230	2,757
Total	$7,787	$ 7,377

Securitization Activities

The firm securitizes government and corporate bonds and acts as underwriter of the beneficial interests that are sold to investors. The firm derecognizes financial assets transferred in securitizations provided it has relinquished control over such assets. Transferred assets are accounted for at fair value prior to securitization. The firm also acts as underwriter when other subsidiaries of Group Inc. securitize financial assets, and it may retain interest in these securitized financial assets.

The firm may retain interests in securitized financial assets that it securitized or in financial assets securitized by other subsidiaries of Group Inc. for which it acted as underwriter. Retained interests are accounted for at fair value and included in "Total financial instruments owned, at fair value" in the consolidated statement of financial condition.

During the year ended November 2005, the firm securitized $21.2 billion of residential mortgage-backed securities.

As of November 2005, the firm held $1.4 billion of retained interests in QSPEs. The fair value of retained interests valued using quoted market prices in active markets was $566 million as of November 2005.

The following table sets forth the weighted average key economic assumptions used in measuring retained interests for which fair value is based on alternative pricing sources with reasonable, little or no price

transparency and the sensitivity of those fair values to immediate adverse changes of 10% and 20% in those assumptions (in millions):

	As of November 2005 Type of Retained Interests Mortgage-Backed and Corporate Debt and Other [3]
Fair value of retained interests	$ 829
Weighted average life (years)	7.9
Annual constant prepayment rate	10.6%
Impact of 10% adverse change	$ (27)
Impact of 20% adverse change	$ (52)
Annual credit losses [1]	0.0%
Impact of 10% adverse change [2]	$ 0
Impact of 20% adverse change [2]	$ 0
Annual discount rate	7.0%
Impact of 10% adverse change	$ (27)
Impact of 20% adverse change	$ (52)

(1) Annual percentage credit loss is based only on positions in which expected credit loss is a key assumption in the determination of fair values.
(2) The impacts of adverse change take into account credit mitigants incorporated in the retained interests, including over-collateralization and subordination provisions.
(3) Includes retained interests in bonds and other types of financial assets that are not subject to prepayment risk.

The preceding table does not give effect to the offsetting benefit of other financial instruments that are held to hedge risks inherent in these retained interests. Changes in fair value based on a 10% adverse variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value is not usually linear. In addition, the impact of a change in a particular assumption is calculated independently of changes in any other assumption. In practice, simultaneous changes in assumptions might magnify or counteract the sensitivities disclosed above.

In addition to the retained interests described above, the firm also held interests in residential mortgage QSPEs purchased in connection with secondary market-making activities. These purchased interests approximated $8 billion as of November 2005.

Variable Interest Entities (VIEs)

The firm, in the ordinary course of its business, retains interests in VIEs in connection with its securitization activities. The firm also purchases and sells variable interests in VIEs, which primarily issue mortgage-backed and other asset-backed securities and collateralized debt obligations (CDOs), in connection with its market-making activities and makes investments in and loans to VIEs that hold performing and non-performing debt, equity, real estate and other assets. In addition, the firm utilizes VIEs to provide investors with credit-linked and asset-repackaged notes designed to meet their objectives.

VIEs generally purchase assets by issuing debt and equity instruments. In certain instances, the firm provides guarantees to VIEs or holders of variable interests in VIEs. In such cases, the maximum exposure to loss included in the tables set forth below is the notional amount of such guarantees. Such amounts do not represent the anticipated losses in connection with these guarantees.

The firm's variable interests in VIEs include senior and subordinated debt; limited and general partnership interests; preferred and common stock; interest rate, foreign currency, equity and credit derivatives; guarantees; and residual interests in mortgage-backed and asset-backed securitization vehicles and CDOs. The firm's exposure to the obligations of VIEs is generally limited to its interests in these entities.

The following table sets forth the firm's total assets in nonconsolidated VIEs in which the firm holds significant variable interests and the firm's maximum exposure to loss associated with these interests (in millions):

	As of November 2005
VIE assets	
Collateralized debt obligations	$ 17,067
Mortgage-backed and other asset-backed	4,545
Total VIE assets	$ 21,612
Maximum exposure to loss	
Collateralized debt obligations	$ 748
Mortgage-backed and other asset-backed	208
Total maximum exposure to loss	$ 956

Secured Borrowing and Lending Activities

The firm obtains secured short-term financing principally through the use of repurchase agreements, securities lending agreements and other financings. In these transactions, the firm receives cash or securities in exchange for other securities, including U.S. government, federal agency and sovereign obligations, corporate debt and other debt obligations, equities and convertibles, letters of credit and other assets.

The firm obtains securities as collateral principally through the use of resale agreements, securities borrowing agreements, derivative transactions, customer margin loans and other secured borrowing activities to finance inventory positions, to meet customer needs and to satisfy settlement requirements. In many cases, the firm is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, to enter into securities lending or derivative transactions, or to cover short positions. As of November 2005, the fair value of securities received as collateral by the firm that it was permitted to sell or repledge was $413.4 billion, of which the firm sold or repledged $383.6 billion.

The firm also pledges securities it owns. Counterparties may or may not have the right to sell or repledge the securities. Securities owned and pledged to counterparties that have the right to sell or repledge are reported as "Financial instruments owned and pledged as collateral, at fair value" in the consolidated statement of financial condition and were $23.4 billion as of November 2005. Securities owned and pledged in connection with repurchase and securities lending agreements to counterparties that did not have the right to sell or repledge are included in "Financial instruments owned, at fair value" in the consolidated statement of financial condition and were $58.5 billion as of November 2005.

In addition to repurchase and securities lending agreements, the firm also pledges securities and other assets it owns to counterparties that do not have the right to sell or repledge, in order to collateralize secured long-term borrowings. In connection with these transactions, the firm pledged assets of $173 million as of November 2005. See Note 5 for further information regarding the firm's secured long-term borrowings.

Note 4. Short-Term Borrowings

The firm generally obtains short-term borrowings, on a secured basis, primarily from Group Inc. and on an unsecured basis through bank loans. The carrying value of these short-term obligations approximates fair value due to their short-term nature.

Note 5. Long-Term Borrowings

The firm obtains long-term borrowings, primarily from Group Inc. As of November 2005, long-term borrowings were $1.8 billion, of which $1.4 billion were from Group Inc. Other long-term borrowings by fiscal maturity date are set forth below (in millions):

2006	$	-
2007		20
2008		198
2009		33
2010		12
2011 - thereafter		168
Total	$	431

Note 6. Subordinated Borrowings

As of November 2005, the firm borrowed $3.0 billion from Group Inc. under two subordinated loan agreements which mature on September 30, 2007. In addition, the firm has a $12.5 billion revolving subordinated loan agreement with Group Inc., which also matures on September 30, 2007. As of November 2005, $9.5 billion was drawn down under this agreement.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of LIBOR plus .75% per annum. The carrying value of these borrowings approximates fair value.

Note 7. Commitments, Contingencies and Guarantees

Commitments

Forward Secured Financings. The firm had commitments to enter into forward secured financing transactions, including certain repurchase and resale agreements and secured borrowing and lending arrangements, of $3.1 billion as of November 2005.

Commitments to Extend Credit. In connection with its lending activities, the firm had outstanding commitments of $50 million as of November 2005. The firms's commitments to extend credit are agreements to lend to counterparties that have fixed termination dates and are contingent on the satisfaction of all conditions to borrowing set forth in the contract. Since these commitments may expire unused, the total commitment amount does not necessarily reflect the actual future cash flow requirements. The firm accounts for these commitments at fair value.

Letters of Credit. The firm provides letters of credit issued by various banks to counterparties in lieu of securities or cash to satisfy various collateral and margin deposit requirements. Letters of credit outstanding were $4.9 billion as of November 2005.

Leases. The firm has contractual obligations under long-term noncancelable lease agreements, principally for office space, expiring on various dates through fiscal 2011. Certain agreements are subject to periodic escalation provisions for increases in real estate taxes and other charges. Future minimum rental payments, net of minimum sublease rentals for 2005 are set forth below (in millions):

Minimum Rental Payments

2006	$ 52
2007	52
2008	35
2009	13
2010	9
2011	1
Total	$162

In addition, the firm bears rental and other costs relating to properties of which the firm is the main occupant, but for which the lease commitments are in the name of Group Inc.

Contingencies

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition, but may be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Guarantees

The firm enters into various derivative contracts that meet the definition of a guarantee under FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Such derivative contracts include written equity put options, written currency contracts and interest rate caps, floors and swaptions. FIN No. 45 does not require disclosures about derivative contracts if such contracts may be cash settled and the firm has no basis to conclude it is probable that the counterparties held, at inception, the underlying instruments related to the derivative contracts. The firm has concluded that these conditions have been met for certain large, internationally active commercial and investment bank end users and certain other users. Accordingly, the firm has not included such contracts in the table below.

In connection with certain asset sales and securitization transactions, the firm guarantees the collection of contractual cash flows. In addition, the firm provides other guarantees, on a limited basis, to enable clients to enhance their credit standing and complete transactions.

The following table sets forth certain information about the firm's derivative contracts that meet the definition of a guarantee and certain other guarantees as of November 2005 (in millions):

		Maximum Payout/Notional Amount by Period of Expiration[2]				
	Carrying Value	2006	2007-2008	2009-2010	2011-Thereafter	Total
Derivatives [1] [3]	$ 53	$ 9,184	$ 254	$ 26	$ 52,324	$ 61,788
Guarantees of the collection of contractual cash flows				17		17

(1) The carrying value excludes the effect of a legal right of setoff that may exist under an enforceable netting agreement.
(2) Such amounts do not represent the anticipated losses in connection with these contracts.
(3) Excludes derivative contracts with affiliates.

In the normal course of its business, the firm indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the firm or its affiliates. The firm also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. In addition, the firm is a member of payment, clearing and settlement networks as well as securities exchanges around the world that may require the firm to meet the obligations of such networks and exchanges in the event of member defaults. In connection with its prime brokerage and clearing businesses, the firm agrees to clear and settle on behalf of its clients the transactions entered into by them with other brokerage firms. The firm's obligations in respect of such transactions are secured by the assets in the client's account as well as any proceeds received from the transactions cleared and settled by the firm on behalf of the client. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely the firm will have to make any material payments under these arrangements, and no liabilities related to these guarantees and indemnifications have been recognized in the consolidated statement of financial condition as of November 2005.

The firm provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The firm may also provide indemnifications protecting against changes in or adverse application of certain U.S. tax laws in connection with ordinary-course transactions such as securities issuances, borrowings or derivatives. In addition, the firm may provide indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or an adverse application of certain non-U.S. tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. Generally, there are no stated or notional amounts included in these indemnifications, and the contingencies triggering the obligation to indemnify are not expected to occur. The firm is unable to develop an estimate of the maximum payout under these guarantees and indemnifications. However, management believes that it is unlikely that the firm will have to make any material payments under these arrangements, and no liabilities related to these arrangements have been recognized in the consolidated statement of financial condition as of November 2005.

Note 8. Employee Benefit Plans

The firm's employees participate in various Group Inc. sponsored pension plans and certain other postretirement benefit plans, primarily healthcare and life insurance. The firm also provides certain benefits to former or inactive employees prior to retirement. A summary of these plans is set forth below.

Defined Benefit Pension Plans and Postretirement Plans

Group Inc. maintains a defined benefit pension plan for substantially all U.S. employees hired prior to November 1, 2003. As of November 2004, this plan has been closed to new participants and no further benefits will be accrued to existing participants. Employees of certain non-U.S. subsidiaries of the firm participate in various local defined benefit pension plans. These plans generally provide benefits based on years of credited service and a percentage of the employee's eligible compensation. In addition, Group Inc. has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and their

(in thousands)

dependents covered under the U.S. benefits program. Group Inc. does not project the plans' benefit obligations and fair value of assets for the employees of participating subsidiaries.

Defined Contribution Plans

The firm contributes to Group Inc.-sponsored U.S. and non-U.S. defined contribution plans. The firm's contribution to these plans was $81 million for 2005.

Group Inc. previously maintained a nonqualified defined contribution plan for certain senior employees which held shares of common stock. All shares were distributed to participants and there were no remaining assets in the plan as of January 2005.

Note 9. Employee Incentive Plans

Stock Incentive Plan

Group Inc. sponsors a stock incentive plan, The Goldman Sachs Amended and Restated Stock Incentive Plan (the Amended SIP), which provides for grants of incentive stock options, nonqualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units and other stock-based awards. In the second quarter of fiscal 2003, the Amended SIP was approved by Group Inc.'s shareholders, effective for grants after April 1, 2003, and no further awards were or will be made under the original plan after that date, although awards granted under the original plan prior to that date remain outstanding.

Other Compensation Arrangements

In November 2004, Group Inc. adopted new deferred compensation plans for eligible employees for fiscal 2005. In general, under the plans, participants are able to defer payment of a portion of their cash year-end compensation. During the deferral period, participants are able to nominally invest their deferrals in certain alternatives available under the plans. Generally, under current tax law, participants are not subject to income tax on amounts deferred or on any notional investment earnings until the returns are distributed, and the firm is not entitled to a corresponding tax deduction until the amounts are distributed. The firm has recognized compensation expense for the amounts deferred under these plans. As of November 2005, $93 million related to these plans was included in "Other liabilities and accrued expenses" in the consolidated statement of financial condition.

In November 2004, Group Inc. adopted a discount stock program through which eligible senior executives may acquire restricted stock units in fiscal 2005 and 2006 under the firm's Amended SIP at an effective 25% discount. The 25% discount is effected by an additional grant of restricted stock units equal to one-third of the number of restricted stock units purchased by qualifying participants. The purchased restricted stock units are 100% vested when granted, but the shares underlying them are not able to be sold or transferred (other than to satisfy tax obligations) before the third anniversary of the grant date. The shares underlying the restricted stock units that are granted in order to effect the 25% discount will generally vest in equal installments on the second and third anniversaries following the grant date and will not be transferable before the third anniversary of the grant date.

(in thousands)

Restricted Stock Units and Stock Options

Group Inc. issued restricted stock units to employees of the firm under the Amended SIP, primarily in connection with year-end compensation and acquisitions. The subsequent amortization of the cost of these restricted stock units is allocated to the firm by Group Inc. Delivery of the underlying shares of common stock is conditioned on the grantees satisfying certain other requirements outlined in the award agreements.

As of November 2004, all stock options granted to employees in May 1999 in connection with Group Inc.'s initial public offering are fully vested and exercisable. Stock options granted to employees subsequent to Group Inc.'s initial public offering generally vest as outlined in the applicable stock option agreement and first become exercisable on the third anniversary of the grant date. Year-end stock options for 2005 become exercisable in January 2009 and expire on November 27, 2015. Shares received on exercise prior to January 2010 will not be transferable until January 2010. All employee stock option agreements provide that vesting is accelerated in certain circumstances, such as upon retirement, death and extended absence. In general, all stock options expire on the tenth anniversary of the grant date, although they may be subject to earlier termination or cancellation in certain circumstances in accordance with the terms of the Amended SIP and the applicable stock option agreement.

Note 10. Income Taxes

Effective November 29, 2003, GS&Co. elected to be taxed as a corporation for U.S. federal income tax purposes. As a corporation for tax purposes, the firm is subject to U.S. federal and various state and local income taxes on its earnings. The firm is also subject to taxes in foreign jurisdictions on certain of its operations. The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. The firm computes its tax liability as if it were filing a tax return on a separate company basis and settles such liability with Group Inc. pursuant to the tax sharing agreement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing agreement.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

Significant components of the firm's deferred tax assets and liabilities are set forth below (in millions):

	As of November 2005
Deferred tax assets	
Compensation and benefits	$ 762
Unrealized losses	216
Other, net	272
Total deferred tax assets	1,250
Deferred tax liabilities	
Depreciation and amortization	85
Total deferred tax liabilities	$ 85

Note 11. Net Capital Requirements

GS&Co. is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC) and Rule 1.17 of the Commodity Futures Trading Commission, which specify uniform minimum net capital requirements, as defined, for their registrants. GS&Co. has elected to compute net capital in accordance with the "Alternative Net Capital Requirement," as permitted by Rule 15c3-1. As of November 2005, GS&Co. had net capital in excess of its minimum capital requirements. In addition to its alternative minimum net capital requirements, GS&Co. is also required to hold tentative net capital in excess of $1 billion and net capital in excess of $500 million in accordance with the market and credit risk standards of Appendix E of Rule 15c3-1. GS&Co. is also required to notify the SEC in the event that its tentative net capital is less than $5 billion. As of November 2005, GS&Co. had tentative net capital and net capital in excess of both the minimum and notification requirements.

Certain other subsidiaries of GS&Co. are also subject to capital adequacy requirements promulgated by authorities of the countries in which they operate. As of November 2005, these subsidiaries were in compliance with their local capital adequacy requirements.

As of November 2005, GS&Co. made a computation related to the reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB) that indicated the Company's PAIB debits exceeded its PAIB credits. The amount held on deposit in the Reserve Bank at November 2005 was $623 million.

During the second fiscal quarter of 2005, Group Inc. became regulated by the SEC as a consolidated supervised entity (CSE). As such, it is subject to group-wide supervision and examination by the SEC and is subject to minimum capital requirements on a consolidated basis. As of November 2005, Group Inc. was in compliance with the CSE capital requirements.